

The Shift Film
Just now · 🌐

💥🔥💥🔥On today, your LAST DAY to express your interest in investing in The Shift, we just hit $3 Million in pledges!

$3...Million.

We'll see you tonight for a very special livestream tonight at 5pm at https://fb.me/e/1SF8SSeBb

See where we're at now and express your interest at angel.com/theshift

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift

Movie | Offering: Reservation

3,824
BACKERS

$3,000,713
PLEDGED

Previous Rounds:

1,656
BACKERS

$729,000
RAISED

EXPRESS INTEREST